Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Receives Nasdaq Notification Regarding Minimum Bid Requirements

Laval, Québec, CANADA – July 27, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Company”) (NASDAQ – TSX: NEPT), announces that on July 21, 2017 it received notification from Nasdaq Listing Qualifications Department for failing to maintain a minimum bid price of US$1.00 per share for the last 30 consecutive business days, as required by Nasdaq Listing Rule 5550(a)(2) – bid price.

The Nasdaq notification has no immediate effect on the listing of the Company’s shares. Under Nasdaq rule 5810(c)(3)(A) – compliance period, the Company has 180 calendar days, or until January 17, 2018, to regain compliance. If at any time over this period the bid price of Neptune’s shares closes at US$1.00 per share or more for a minimum of ten (10) consecutive business days, Nasdaq will provide written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance, the Company may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market (rule 5505 – Capital Market criteria), with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company does not qualify for additional time, then the securities will be subject to delisting, at which time the Company may appeal the delisting determination to a Nasdaq Hearings Panel.

The Company intends to evaluate all available options to resolve the deficiency and regain compliance with the minimum bid price rule.

About Neptune Technologies & Bioressources Inc.

Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers premium krill oil manufactured in its state-of-the art facility and a variety of other specialty ingredients such as marine and seed oils. Neptune sells its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. OCEANO3 is also sold as a turnkey solution to distributors. The Company’s head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 34% owned subsidiary Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

For more information, please contact:

Neptune Wellness Solutions Mario Paradis VP & CFO, Neptune m.paradis@neptunecorp.com ph: 450-687-2262 x236	Investor Relations Contact (Canada) Pierre Boucher MaisonBrison 1.514.731.0000 pierre@maisonbrison.com	Investor Relations Contact (U.S.) James Carbonara Hayden IR 1.646.755.4712 james@haydenir.com